Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	December 31,
	2007
Earnings:
Income before income tax expense	$117,504
Fixed charges	33,153
Minority interest	32
Loss from equity investee	158
Interest capitalized	(2,730)
Amortization of previously capitalized interest	191

Total	$148,308

Fixed Charges:
Interest cost and debt expense	30,096
Interest allocable to rental expense(1)	327
Interest capitalized	2,730

Total Fixed charges	$33,153

Ratio of Earnings to Fixed Charges	4.47	x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.